Exhibit 99.1

Catalyst announces resignation of VP, Finance & CFO

RICHMOND, BC, Feb. 13, 2015 /CNW/ - Catalyst Paper Corporation (TSX:CYT) announced today that Brian Baarda, Vice President, Finance  and Chief Financial Officer, has decided to leave the company to advance his career in a more senior leadership role with another organization.

"Brian has made a tremendous contribution to Catalyst since joining the company 25 years ago, says Joe Nemeth, President & Chief Executive Officer."  During his tenure, Brian held key leadership positions in both operations and finance, and played a critical role in many major projects and initiatives, including the recent acquisition of two US mills.  We thank Brian for his substantial contributions over the years and wish him all the best in his future endeavours.

Mr. Baarda has agreed to remain with Catalyst until April 15, 2015, to assure a smooth transition as the search for his replacement is underway.

About Catalyst Paper Corporation
Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With five mills across North America, Catalyst has annual production capacity of 2.1 million tonnes.  Catalyst is headquartered in Richmond, British Columbia, Canada, and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor inquiries: Brian Baarda, Vice-President, Finance & CFO, 604-247-4013, brian.baarda@catalystpaper.com; Media inquiries: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 19:15e 13-FEB-15